[LETTERHEAD OF LATHAM & WATKINS LLP]

November 22, 2006

VIA EDGAR AND COURIER

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guidance Software, Inc.
Registration Statement on Form S-1
Registration No. 333-137381

Dear Ms. Jacobs:

On behalf of Guidance Software, Inc. (“Guidance Software”), in connection with the proposed initial public offering of Guidance Software’s common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-137381) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”). This letter reiterates the responses in our letter to the Staff on November 14, 2006. We are resending the enclosed responses because our Amendment No. 3 was not filed in a timely fashion. In addition, we are attaching as Exhibit A a draft of our Exhibit 5.1 opinion for your review.

Set forth below are Guidance Software’s responses to the comments raised in your comment letter dated November 3, 2006. For your convenience, we have repeated each of your numbered comments in italics followed by our responses. For the convenience of the staff of the SEC (the “Staff”), we have also sent to you paper copies of this letter and copies of Amendment No. 4 marked against Amendment No. 1. Amendment No. 4 contains revisions that we have made in response to comments received from the Staff in the Staff’s comment letter dated November 3, 2006. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” “our” and “the Company” are to Guidance Software.

Barbara C. Jacobs

November 22, 2006

LATHAM & WATKINS LLP

General

1.	We note the revisions in response to comment 5 of our letter dated October 12, 2006. In this regard, you disclose that the Socha-Gelbman report is available for “a fee” and that you paid IDC $20,000 to prepare a report from which you cite information. If the information is not publicly available for no or nominal charge, then please provide a consent for its use. In the alternative, adopt the statements as the company’s own.

Response: We are filing the consents of IDC and Socha-Gelbman as Exhibits 23.3 and 23.4, respectively, to the Registration Statement in connection with the filing of Amendment No. 4.

Management’s Discussion and Analysis and Results of Operations, page 31

Share-Based Compensation, page 36

2.	We note your response to comment 14 of our letter dated October 12, 2006. Please note that we may have further comment once you determine your proposed IPO price or become aware of the estimated price range.

Response: We acknowledge that the future determination by us of a price range may generate additional comments from the Staff.

3.	We note your response to comment 16 of our letter dated October 12, 2006. Please provide us with the fair values calculated under the income approach and the market approach for each of the valuation dates. If these values differ significantly, provide us with a narrative as to why.

Response: We addressed this comment under separate cover in our letter to the Staff dated November 14, 2006.

4.	We note your response to comment 17 of our letter dated October 12, 2006 regarding the assumptions used in connection with your common stock valuation. Please describe to us in more detail the reasons behind the changes in your discount rates, long-term growth rates and terminal values. In addition, provide us with numerical details of your approach to weighting the various multiples in utilizing the market approach and, if necessary, explain how and why that weighting changed over time.

Response: We addressed this comment under separate cover in our letter to the Staff dated November 14, 2006.

5.	We note your response to comment 18 of our letter dated October 12, 2006. Please note that we may have further comment once the analysis is provided.

Barbara C. Jacobs

November 22, 2006

LATHAM & WATKINS LLP

Response: We addressed this comment under separate cover in our letter to the Staff dated November 14, 2006.

Customer Case Studies, page 65

6.	We note your response to comment 22 of our letter dated October 12, 2006. We also note that you appear to be using the information about the customer case studies to assist with the marketing of the offering. Please provide us with the names of the companies and a description of the nature of the relationships between these companies and Guidance.

Response: We have received the consent of our customers referenced in the case studies in the Registration Statement to make the disclosures about their use of our products on a “no names” basis. These customers have not consented to being named in the Registration Statement, as their use of our product relates to sensitive litigation matters or confidential internal investigations.

We do not have any relationship with the customers referenced in the first three case studies, other than as a supplier to them of EnCase software on an arm’s length basis. None of the customers referenced have investments in us or partnerships or joint ventures with us.

We believe that the uses of our products made by these three customers are representative of the purposes for which our products are typically used, and therefore that the case studies are helpful to investors as they enable them to build an understanding of how our product is currently being used in practice.

In response to the Staff’s comment, we have added disclosure to the prospectus to provide additional detail about the customers. See page 67.

Financial Statements

Consolidated Statements of Operations, page F-5

7.	Your response to prior comment number 37 indicates that you believe that the maintenance renewal percentages associated with your commercial arrangements are the best estimates for allocating product and service revenue in governmental arrangements. Please describe to us the factors that you considered in coming to this conclusion. As part of your response, describe any factors that appear to differentiate the commercial and governmental arrangements and how you considered such factors.

Response: In making our determination that the maintenance renewal percentages associated with our commercial arrangements are the best estimates for allocating product and service revenue in our governmental arrangements for

Barbara C. Jacobs

November 22, 2006

LATHAM & WATKINS LLP

the purpose of meeting the requirements of Rule 5-03 (b) of Regulation S-X, we considered the following factors:

•	the functionality of the software product offered under commercial versus governmental maintenance arrangements;

•	the term of the software license under commercial versus governmental arrangements;

•	the services and upgrades/enhancements we are obligated to provide under commercial versus governmental maintenance arrangements;

•	the contractual term during which we are obligated to provide maintenance under both commercial and governmental arrangements; and

•	the cost of providing maintenance under both commercial and governmental maintenance.

We noted the software product provided to commercial and governmental customers is the same. Our arrangements with both classes of customer generally provide for a license to use our software into perpetuity. The contractual maintenance term for both classes of customer is one year. The personnel providing maintenance to both classes of customer is the same and generally, neither class of customer requires more maintenance support than the other. The services and upgrades/enhancements we are obligated to provide under commercial versus governmental maintenance arrangements were the same, until March 2005. In this regard, we noted one differentiating factor.

Prior to March 2005, our maintenance obligation with our customers entitled them to upgrades and enhancements to our software but was limited to “right of the dot” upgrades. For example, a customer was entitled to upgrades from version 4.1 to 4.2, but was not entitled to an upgrade from version 4.2 to 5. We refer to right of the dot upgrades as “R” upgrades. Beginning March 2005, with the release of version five of our EFE solution, in addition to the right to receive R upgrades on a when and if available basis and technical phone support, our maintenance obligation with commercial customers included a right to receive “left of the dot” upgrades on a when and if available basis. We refer to left of the dot upgrades as “L” upgrades. Accordingly, upon the release of the next version of our EFE solution, commercial customers that have purchased version five and to whom we remain contractually obligated with respect to maintenance, will be entitled to receive both R and L upgrades that are released during the contractual maintenance period, at no additional cost. No changes were made to our arrangements with governmental customers. Accordingly, governmental customers are required to purchase the next L upgrade of our EFE solution (in an arrangement that included a perpetual license bundled with maintenance) for a negotiated price that has historically been significantly lower than the price charged to a first time EFE customer.

Barbara C. Jacobs

November 22, 2006

LATHAM & WATKINS LLP

In making our determination regarding the allocation of governmental EFE revenue, we considered this differentiating factor between our commercial and governmental arrangements to be minor. Specifically, we considered the value afforded a commercial customer in the right to receive an L upgrade to our EFE product. We noted the added functionality and performance in an L upgrade from a prior version for which multiple R upgrades have been provided (i.e. version 5 versus version 4.22) is relatively minimal. For instance, a description of the added functionality and performance in version 5 from version 4.22 (version 4 included 22 upgrades) includes items such as improved email support, an enhanced user interface, and support for additional file systems.

Accordingly, we determined the value associated with the right afforded our commercial customers to receive an L upgrade to our EFE solution to be minor and therefore, not a differentiating factor between the terms of our arrangements between commercial and governmental customers. In summary, our determination that the maintenance renewal percentages associated with our commercial arrangements are the best estimates for allocating product and service revenue in our governmental arrangements was based upon a consideration of the above factors in aggregate.

Notes to Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Polices, page F-8

Revenue Recognition, page F-10

8.	We have read your response to prior comment number 39 and note that, historically, you have provided maintenance for each version of your EFE solution until the release of the next version. Please explain to us how customers obtain the next version of the EFE solution. In this regard, clarify whether the next version is considered an update or a product and whether customers receive it as part of their when-and-if-available updates or as part of a separate purchase.

Response: Maintenance, with respect to our EFE solution, is sold as part of a bundled arrangement with a perpetual license to use our software. Under the terms of our arrangements, maintenance includes the right to receive unspecified software upgrades and enhancements, on a when and if available basis, and technical phone support. Prior to March 2005, these arrangements did not entitle our customers to the next L upgrade of EFE. Rather, the customer was required to purchase the next version of EFE, in a separate transaction, which was then delivered in the form of a compact disc.

Barbara C. Jacobs

November 22, 2006

LATHAM & WATKINS LLP

As indicated in our response to comment number 7, beginning in March 2005, with the release of version five of our EFE solution, in addition to the rights afforded our customers with respect to maintenance detailed above, our arrangements with commercial customers included the right to receive L upgrades to our EFE solution. No changes were made to our arrangements with governmental customers. Accordingly, upon the release of an L upgrade to our EFE solution, commercial customers that have purchased version 5 and to whom we remain contractually obligated with respect to maintenance, will be entitled to receive both R and L upgrades that are released during the contractual maintenance period, at no additional cost.

In making our determination as to whether a L upgrade of our EFE solution is in substance, an update/enhancement or a new product, we considered the definition of an upgrade/enhancement within SOP 97-2 as follows:

“An improvement to an existing product that is intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performance, or both. The terms upgrade and enhancement are used interchangeably to describe improvements to software products; however, in different segments of the software industry, those terms may connote different levels of packaging or improvements. This definition does not include platform-transfer rights.”

We further considered the following factors in our determination:

•	Historically, each L upgrade to our EFE solution has retained the functionality of the prior version while providing additional functionality and performance. For instance, version 5 included a “conditions” tab to allow users to specify parameters for filtering files and also allowed multiple Enscript programs to be run simultaneously. Version 4 did not include these features.

•	We sell L upgrades to existing EFE customers at a significant discount to prices paid by new customers. The discounted price is indicative of the value our customers place upon an upgrade to a product they already own, where the upgrade includes the original functionality with some additional functionality and performance. We believe that a new product would not be sold at such a discount to existing customers as demonstrated by our history of selling our Enterprise solution (a new product) to existing EFE customers without such a discount.

•	Our marketing efforts relative to an L upgrade are essentially the same as those for the prior version, except for the changes in version number. Historically, our marketing efforts relative to an L upgrade emphasize the same primary features and functionality as were emphasized in the marketing of the prior version of our EFE product.

Barbara C. Jacobs

November 22, 2006

LATHAM & WATKINS LLP

•	We believe that a new product would not replace an existing product, but rather would work independently, whereas an upgrade would commonly supersede an existing version. A new version or L upgrade to our EFE solution does not work in tandem with a prior version, but rather replaces it in its entirety.

Accordingly, having considered the aforementioned factors, we have determined that a new version or L upgrade to our EFE solution represents an update/enhancement and not a new product as defined by SOP 97-2.

Request for Confidential Treatment

9.	Staff comments on your application for confidential treatment relating to certain portions of Exhibit 10.9 were provided by separate letter on November 2, 2006. Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-1.

Response: We acknowledge that comments from the Staff related to our application for confidential treatment will need to be resolved prior to the effectiveness of the Form S-1.

* * *

In addition, we are attaching as Exhibit A a draft of our Exhibit 5.1 opinion for your review.

* * * * *

Barbara C. Jacobs

November 22, 2006

LATHAM & WATKINS LLP

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (213) 891-8371 or Brian J. Casey at (213) 891-7810. Comments can also be sent via facsimile at (213) 891-8763.

Very truly yours,

/s/ JULIAN T. H. KLEINDORFER

Julian T. H. Kleindorfer

Enclosures

cc.	John Colbert
Victor Limongelli, Esq.
Stephen E. Gillette, Esq.

EXHIBIT A

Form of Exhibit 5.1 Opinion

Ladies and Gentlemen:

We have acted as counsel to Guidance Software, Inc., a Delaware corporation (the “Company”), in connection with the proposed issuance of __________ shares (the “Primary Shares”) of common stock of the Company, par value $0.001 per share (the “Common Stock”) and the sale by certain selling stockholders (the “Selling Stockholders”) of __________ shares of Common Stock (the “Secondary Shares” and, together with the Primary Shares, the “Shares”) pursuant to a registration statement on Form S–1 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2006 (File No. 333–137381) and all amendments thereto (collectively, the “Registration Statement”). This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related Prospectus, other than as expressly stated herein with respect to the issue of the Shares.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. We have relied upon the foregoing and, with your consent, upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters.

We are opining herein as to the Delaware General Corporation Law, and we express no opinion with respect to any other laws.

Subject to the foregoing and the other matters set forth herein, as of the date hereof:

1.	When certificates representing the Shares (in the form of the specimen certificate most recently filed as an exhibit to the Registration Statement) have been manually signed by an authorized officer of the transfer agent and registrar therefor, and have been delivered by or on behalf of the Company against payment therefor in the circumstances contemplated by the form of underwriting agreement most recently filed as an exhibit to the Registration Statement, the issue and sale of the Shares will have been duly authorized by all necessary corporate action of the Company, and the Shares will be validly issued, fully paid and nonassessable.

2.	The Secondary Shares have been duly authorized by all necessary corporate action of the Company, and are validly issued, fully paid and nonassessable.

Our opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; and (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

DRAFT

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